UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Name of Issuer)

Common Shares, par value US$0.0004 Per Share

(Title of Class of Securities)

81663 N206

(CUSIP Number)

Zheng Jinliang

Legal Counsel

Datang Telecom Technology & Industry Holdings Co., Ltd.

No. 40 Xueyuan Road

Beijing 100191, China

Telephone: +86 10 62301914

With a copy to:

Carmen Chang

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

Telephone: (650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 81663 N206

1.	Names of Reporting Persons. Datang Telecom Technology & Industry Holdings Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 6,248,187,709[1]
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 6,248,187,709
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,248,187,709
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.9%[2]
14.	Type of Reporting Person (See Instructions) CO

[1]

Consists of: (i) 5,227,132,761 shares of common stock, par value US$0.0004 each (the “Common Stock”); (ii) 849,568,580 shares of Common Stock issuable upon conversion of 84,956,858 convertible preferred shares, par value US$0.0004 each (the “Convertible Preferred Shares”), of Semiconductor Manufacturing International Corporation (the “Issuer”), purchased on September 16, 2011; (iii) 169,913,710 shares of Common Stock issuable upon conversion of 16,991,371 Convertible Preferred Shares issuable upon exercise of the Warrant (as defined below); and (iv) 1,572,658 shares of Common Stock issuable upon the exercise of options held by Mr. Gao Yonggang and Mr. Chen Shanzhi within 60 days from the date hereof.

[2]

This calculation is rounded down to the nearest tenth of a percent and is based on 27,465,082,687 shares of Common Stock of the Issuer outstanding as of September 30, 2011, as reported in the Issuer’s current report on Form 6-K filed on November 15, 2011. For the purpose of the calculation, the total shares outstanding excludes 4,327,068,630 shares of Common Stock issuable upon the conversion of 360,589,053 Convertible Preferred Shares issued to CIC (as defined below) and outstanding and conversion of 72,117,810 Convertible Preferred Shares issuable upon the exercise of a warrant issued to CIC and outstanding.

CUSIP No. 81663 N206	Schedule 13D/A	Page 3 of 9

CUSIP No. 81663 N206

1.	Names of Reporting Persons. Datang Holdings (Hongkong) Investment Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 6,248,187,709[3]
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 6,248,187,709
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,248,187,709
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.9%[4]
14.	Type of Reporting Person (See Instructions) CO

[3]

Consists of: (i) 5,227,132,761 shares of Common Stock; (ii) 849,568,580 shares of Common Stock issuable upon conversion of 84,956,858 Convertible Preferred Shares of the Issuer purchased on September 16, 2011; (iii) 169,913,710 shares of Common Stock issuable upon conversion of 16,991,371 Convertible Preferred Shares issuable upon exercise of the Warrant; and (iv) 1,572,658 shares of Common Stock issuable upon the exercise of options held by Mr. Gao Yonggang and Mr. Chen Shanzhi within 60 days from the date hereof.

[4]

This calculation is rounded down to the nearest tenth of a percent and is based on 27,465,082,687 shares of Common Stock of the Issuer outstanding as of September 30, 2011, as reported in the Issuer’s current report on Form 6-K filed on November 15, 2011. For the purpose of the calculation, the total shares outstanding excludes 4,327,068,630 shares of Common Stock issuable upon the conversion of 360,589,053 Convertible Preferred Shares issued to CIC and outstanding and conversion of 72,117,810 Convertible Preferred Shares issuable upon the exercise of a warrant issued to CIC and outstanding.

CUSIP No. 81663 N206	Schedule 13D/A	Page 4 of 9

Item 1. Security and Issuer

This statement on Schedule 13D/A (this “Statement”) relates to the common stock, par value US$0.0004 per share (the “Common Stock”), of Semiconductor Manufacturing International Corporation (“SMIC” or the “Issuer”), a company incorporated in the Cayman Islands, having its principal executive offices at 18 Zhangjiang Road, Pudong New Area, Shanghai 201203, People’s Republic of China.

Item 2. Identity and Background

(a) — (c); (f) This Statement is being filed by (i) Datang Telecom Technology & Industry Holdings Co., Ltd., a corporation organized under the laws of the People’s Republic of China (“Datang”), and (ii) Datang Holdings (Hongkong) Investment Company Limited, a corporation organized under the laws of Hong Kong (the “HKCo”). Datang and HKCo are hereinafter referred to, collectively the “Reporting Persons” and each a “Reporting Person”. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D/A. Datang’s principal office address is No. 40 Xueyuan Road, 100191, Beijing, People’s Republic of China. The principal business of Datang is technology development and innovation in mobile telecommunication and chip design. HKCo’s principal office address is 18th Floor, Edinburgh Tower, the Landmark, 15 Queen’s Road, Central, Hong Kong. The principal business of HKCo is investment holdings.

Schedule A below lists the executive officers and directors of Datang and contains the information concerning each person including: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship:

Schedule A

Name	Citizenship	Present Principal Occupation or Employment	Business Address

Zhen Caiji	Chinese	Director & Chairman & President	No. 40 Xueyuan Road, 100191, Beijing, China

Yang Yigang	Chinese	Senior Vice President	No. 40 Xueyuan Road, 100191, Beijing, China

Huang Zhiqin	Chinese	Senior Vice President	No. 40 Xueyuan Road, 100191, Beijing, China

Gao Yonggang	Chinese	Director & Senior Vice President	No. 40 Xueyuan Road, 100191, Beijing, China

Chen Shanzhi	Chinese	Senior Vice President	No. 40 Xueyuan Road, 100191, Beijing, China

Zhou Desheng	Chinese	Vice President	No. 40 Xueyuan Road, 100191, Beijing, China

Li Yonghua	Chinese	Vice President	No. 40 Xueyuan Road, 100191, Beijing, China

Lu Shengliang	Chinese	Director	No. 40 Xueyuan Road, 100191, Beijing, China

Wang Yi	Chinese	Independent Director	No. 40 Xueyuan Road, 100191, Beijing, China

Li Weian	Chinese	Independent Director	No. 40 Xueyuan Road, 100191, Beijing, China

Ye Tianchun	Chinese	Independent Director	No. 40 Xueyuan Road, 100191, Beijing, China

Duan Chenhui	Chinese	Director	No. 40 Xueyuan Road, 100191, Beijing, China

Lu Ruizhong	Chinese	Director	No. 40 Xueyuan Road, 100191, Beijing, China

Yu Rui	Chinese	Director	No. 40 Xueyuan Road, 100191, Beijing, China

CUSIP No. 81663 N206	Schedule 13D/A	Page 5 of 9

(d) — (e) During the past five years, neither Datang nor, to the best of its knowledge, any person named in Schedule A above, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Schedule B below lists the executive officers and directors of HKCo and contains the information concerning each person including: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship:

Schedule B

Name	Citizenship	Present Principal Occupation or Employment	Business Address

Zhen Caiji	Chinese	Director—HKCo	No. 40 Xueyuan Road, 100191, Beijing, China

(d) — (e) During the past five years, neither HKCo nor, to the best of its knowledge, any person named in Schedule B above, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 84,956,858 Convertible Preferred Shares beneficially owned by Datang and HKCo is approximately US$58.9 million (equivalent to approximately HK$457.9 million, using the exchange rate of US$1 = HK$7.7743). Working capital of Datang was contributed to HKCo for the purchase of such shares.

CUSIP No. 81663 N206	Schedule 13D/A	Page 6 of 9

On November 6, 2008, the Issuer and Datang entered into a share purchase agreement (the “2008 SPA”), pursuant to which Datang purchased on December 24, 2008 an aggregate of 3,699,094,300 shares of Common Stock (the “2008 Subscription”). The 2008 SPA provides that in the event that the Issuer proposes to issue any new shares of Common Stock, any shares convertible into or exchangeable into Common Stock or any warrants or other rights to subscribe for Common Stock of the Issuer following the 2008 Subscription, Datang shall have the pre-emptive right to purchase equity securities of the Issuer to enable Datang to hold after such issuance a pro rata portion of the Common Stock equal to the percentage of the issued share capital of the Issuer then beneficially owned by Datang prior to such issuance. A copy of the 2008 SPA is set forth in Exhibit A and is incorporated by reference in its entirety into this Item 3.

On July 8, 2010, J.P. Morgan Securities (Asia Pacific) Limited and the Royal Bank of Scotland N.V., Hong Kong Branch entered into a placing agreement with the Issuer to place 1.5 billion new shares of Common Stock of the Issuer to certain independent third parties. Subsequent to the Issuer’s placement of 1.5 billion new shares of Common Stock in July 2010, on August 16, 2010 Datang entered into a subscription agreement (the “2010 SPA”) with the Issuer pursuant to which Datang purchased through HKCo on November 16, 2010 a total of 1,528,038,461 shares of Common Stock, including 269,730,844 shares pursuant to its pre-emptive right under the 2008 SPA (the “Pre-emptive Shares”) and 1,258,307,617 new shares in addition to the Pre-emptive Shares. A copy of the 2010 SPA is set forth in Exhibit B and is incorporated by reference in its entirety into this Item 3.

On April 18, 2011, the Issuer entered into a subscription agreement with Country Hill Limited (“CIC”), a wholly-owned subsidiary of China Investment Corporation, pursuant to which the Issuer issued to CIC on June 3, 2011 (i) 360,589,053 Convertible Preferred Shares at a price of HK$5.39 per Convertible Preferred Share, and (ii) a warrant to purchase up to 72,117,810 Convertible Preferred Shares at an exercise price of HK$5.39 per Convertible Preferred Share, as disclosed in the Schedule 13D filed by CIC on June 13, 2011. On May 5, 2011, Datang entered into a further subscription agreement (the “2011 SPA”) with the Issuer pursuant to which Datang purchased through HKCo on September 16, 2011 (i) 84,956,858 Convertible Preferred Shares at a price of HK$5.39 per Convertible Preferred Share; and (ii) a warrant to purchase 16,991,371 Convertible Preferred Shares at an exercise price of HK$5.39 per Convertible Preferred Share (the “Warrant”) pursuant to its pre-emptive right under the 2008 SPA. A copy of the 2011 SPA and the Warrant Agreement (the “2011 Warrant Agreement”) are attached hereto as Exhibit C and Exhibit D, respectively, and are incorporated by reference in its entirety into this Item 3.

Datang has the right at any time to convert (in whole or in part) its Convertible Preferred Shares (which shall be for a minimum amount of 70,000,000 Convertible Preferred Shares or, if less than 70,000,000 Convertible Preferred Shares are then held by Datang, all of such Convertible Preferred Shares) into fully paid Ordinary Shares at the applicable conversion rate, which initially shall be ten shares of Common Stock per Convertible Preferred Share and is subject to adjustment for capitalization issues, consolidations, sub-divisions, re-classifications, capital distributions, issues of shares or other securities and other circumstances as provided in the 2011 SPA.

Datang’s Convertible Preferred Shares will be mandatorily converted into Common Stock at the then applicable conversion rate on June 4, 2012.

Datang may exercise, in whole or in part, the Warrant on any business day on or prior to 11:59 p.m., Hong Kong time, June 4, 2012. The Convertible Preferred Shares deliverable upon the exercise of the Warrant shall rank pari passu in all respects with, and shall carry the same rights as, the Convertible Preferred Shares.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Statement is hereby incorporated by reference in its entirety into this Item 4.

CUSIP No. 81663 N206	Schedule 13D/A	Page 7 of 9

The Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable, subject to applicable law, to benefit from changes in market prices of such Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, subject to the limitations set forth in applicable law, the Reporting Persons’ modifying their ownership of the Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D instructions.

Subject to applicable law, the Reporting Persons reserve the right to formulate other plans and/or other proposals, and take such actions with respect to their investment in the Issuer, including any other or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D instructions, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

(a) — (b) As of the date of this Statement, Datang may be deemed to have (i) beneficial ownership and (ii) shared power with HKCo to vote or direct to vote, and shared power with HKCo to dispose or direct disposition of, 6,248,187,709 shares of Common Stock, representing 21.9% of the outstanding Common Stock on an as-converted basis. Datang may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because HKCo, the record owner of the Common Stock and Convertible Preferred Shares, is Datang’s wholly-owned subsidiary.

As of the date of this Statement, HKCo may be deemed to have (i) beneficial ownership and (ii) shared power with Datang to vote or direct to vote, and shared power with Datang to dispose or direct disposition of, 6,248,187,709 shares of Common Stock, representing 21.9% of the outstanding Common Stock on an as-converted basis. HKCo may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because HKCo is the record owner of the Common Stock and Convertible Preferred Shares.

The foregoing percentage is calculated based on 27,465,082,687 shares of Common Stock of the Issuer outstanding as of September 30, 2011, as reported in the Issuer’s current report on Form 6-K filed on November 15, 2011.

Gao Yonggang and Chen Shanzhi, as non-executive directors of the Issuer, each owns stock options granted to him under the Issuer’s stock option plan adopted on March 18, 2004, to acquire 3,145,319 shares of Common Stock of the Issuer. All compensation received by Messrs. Gao and Chen resulting from their service on the board of directors of the Issuer are to be submitted to Datang. As a result, Datang may be deemed to beneficially own the 1,572,658 shares of Common Stock that are currently exercisable or exercisable within 60 days of the date hereof upon the exercise of stock options issued to Messrs. Gao and Chen.

(c) Other than the purchase of shares of Common Stock as described in Item 4, none of the Reporting Persons nor, to their best knowledge, any of the persons set forth on Schedule A and Schedule B above, has effected any transaction in Common Stock during the past sixty (60) days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

CUSIP No. 81663 N206	Schedule 13D/A	Page 8 of 9

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities

The information disclosed in Items 3 through 5 above is incorporated herein by reference.

The description of the 2008 SPA, 2010 SPA, 2011 SPA and 2011 Warrant Agreement is a summary and is qualified in its entirety by the terms of such agreements, copies of which are incorporated by reference as described in Exhibits A, B, C, and D, respectively, to this Schedule 13D/A, and each of which is incorporated by reference into this Item 6.

On January 20, 2012, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this Joint Filing Agreement is attached hereto as Exhibit E and is incorporated herein by reference.

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exh. No.	Document

A	Share Purchase Agreement, dated November 6, 2008, by and between Semiconductor Manufacturing International Corporation and Datang Telecom Technology & Industry Holdings Co., Ltd. with respect to the acquisition of 3,699,094,300 shares of Common Stock (incorporated by reference to Exhibit 99.1 to the Issuer’s current report on Form 6-K filed on November 17, 2008)

B	Subscription Agreement, dated August 16, 2010, by and between Semiconductor Manufacturing International Corporation and Datang Telecom Technology & Industry Holdings Co., Ltd. with respect to the acquisition of 1,528,038,461 shares of Common Stock (incorporated by reference to Exhibit B to Datang’s Schedule 13D filed on November 26, 2010.)

C	Share Subscription Agreement, dated May 5, 2011, by and between Semiconductor Manufacturing International Corporation and Datang Holdings (Hongkong) Investment Company Limited with respect to the acquisition of 84,956,858 Convertible Preferred Shares and a warrant to purchase 16,991,371 Convertible Preferred Shares

D	Warrant Agreement, dated September 16, 2011, by and between Semiconductor Manufacturing International Corporation and Datang Holdings (Hongkong) Investment Company Limited with respect to the issuance of a warrant to purchase 16,991,371 Convertible Preferred Shares

E	Joint Filing Agreement, dated January 20, 2012, by and between Datang Telecom Technology & Industry Holdings Co., Ltd. and Datang Holdings (Hongkong) Investment Company Limited with respect to the joint filing of Schedule 13D/A

CUSIP No. 81663 N206	Schedule 13D/A	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2012	Datang Telecom Technology & Industry Holdings Co., Ltd.

	By:	/s/ Gao Yonggang
	Name:	Gao Yonggang
	Title:	Director & Senior Vice President

Datang Holdings (Hongkong) Investment Company Limited

	By:	/s/ Zhen Caiji
	Name:	Zhen Caiji
	Title:	Director